VIA FACSIMILE
      November 7, 2005

Robert F. Gruder
Chief Executive Officer
Stinger Systems, Inc.
1901 Roxborough Road, Suite 118
Charlotte, North Carolina 28211


Re:	Stinger Systems, Inc.
	Form S-1
	File Nos. 333-122583
	Amended October 28, 2005

Dear Mr. Gruder:

      We have reviewed your filings and have the following comments.
Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 5

If third party manufacturers..., page 6

1. Please delete the second full paragraph on page 7 beginning
"The
Company owns all of the molds..." since mitigating language is not appropriate in risk factor disclosure.

We may not be able to protect our patent rights, trademarks and other proprietary rights, page 8

2. We note your disclosure that the inventor of two of your patents has the right to refund the purchase price to you if his stock is not timely registered. Please clarify the specific terms and provisions of this arrangement. Please tell us whether this shareholder can return or require you to repurchase the shares you issued to him. It appears to us that you would be required to reclassify such shares outside of permanent equity based on the requirements of EITF D-98.
Please clarify or revise.

MD&A - Intangible Assets, page 17

3. We note the additional disclosures you provided in response to prior comment 10. Please revise the additional disclosures to:
* Quantify the amount of sales you estimated in year 1;
* Quantify the annual percentage increase in sales that you estimated in years 2-7; and
* Disclose the time period that you expect "volume production" to begin.

4. We note your response to prior comment 11, however your statement that the transactions with Mr. NcNulty were not related appears to be inconsistent with other disclosures and responses. It appears to us the patents you acquired and the debt and license agreement you terminated relate to the similar technology. Please clarify or revise.

MD&A - Critical Accounting Policies, page 19

5. As previously requested in prior comment 12, please disclose and discuss your determination of the allocation of the purchase price when you acquired EDT as a critical accounting policy.

Selling Stockholders, page 33

6. We note that one of your selling shareholders is identified as Doug
Murrell. Please tell us if and how Doug Murrell is related to or affiliated with the accounting firm of Killman, Murrell & Company, P.C. or any of its employees. Please have your auditors explain to us how they have fully considered the requirements of Rules 2-01(b) and
2-01(c)(1) of Regulation S-X.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may contact Melinda Hooker, Staff Accountant, at (202) 824-5459 or in her absence Anne Marie McConnell at (202) 942-1795, who supervised the accounting review, if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 942-
7470 or, in his absence, me at (202)942-1950 with any other questions.



      			Sincerely,


      			Jennifer Hardy
						Branch Chief


cc:	Gary R. Henrie, Esq.
	Fax: (435) 753-1775
??

??

??

??

Robert F. Gruder
Stinger Systems, Inc.
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE